Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Enerplus announces appointment of leaders to oil sands team

    TSX: ERF.UN
    NYSE: ERF

    CALGARY, Dec. 19 /CNW/ - Mr. Gordon J. Kerr, President & Chief Executive
Officer of Enerplus Resources Fund ("Enerplus") is pleased to announce the addition of two key individuals to our oil sands leadership team. The oil sands represents an exciting growth business for us with the addition of our
Kirby operated steam assisted gravity drainage ("SAGD") project earlier this year in addition to our other non-operated oil sands assets. Together these assets represent significant value within Enerplus and provide line of sight to approximately 60,000 barrels of bitumen production over the next 10 years,
50% of which will be operated by Enerplus.
    Mr. Ray Daniels has joined Enerplus as Vice President, Oil Sands.
Mr. Daniels started his career in the oil and gas industry in Aberdeen working with Chevron Petroleum in various technical roles. For the past 23 years, he has held various management positions with Conoco UK Limited and most recently with ConocoPhillips Canada as Vice-President Surmont Development. In addition to his significant technical experience in conventional oil and gas production, he brings extensive experience in the development and management of oil sands projects in Canada. The Surmont project is a world-class, multi-phase development SAGD operation with planned production of 100,000 bbls/day of bitumen. Mr. Daniels holds a Masters of Business Administration from Aberdeen University and Robert Gordon University and a Bachelor of
Science in Mechanical Engineering from Aberdeen University.
    Mr. Dennis Sundgaard has joined Enerplus as Senior Project Manager, Oil
Sands and will be responsible for the Engineering, Procurement, Contracting
("EPC") and Construction Management of the Kirby SAGD project. His most recent experience was building an operated 30,000 bbl/day SAGD project similar to our anticipated Kirby facility which was completed at a cost of 3% less than the initial cost estimate. Mr. Sundgaard brings over 40 years experience at progressive levels of responsibility in the oil and gas industry, particularly in the areas of facilities engineering and construction. His experience includes various management positions with Husky Energy within their oil sands and thermal projects as well as extensive experience with Shell Canada on both offshore and conventional oil and gas projects. Mr. Sundgaard holds a Bachelor of Science in Mechanical Engineering from the University of Calgary.
    We are excited to have Mr. Daniels and Mr. Sundgaard join our leadership team at Enerplus. Their experience and expertise will be instrumental in building our oil sands organizational skills and leading the development of our portfolio of oil sands projects from early development through to full project implementation.

    Gordon J. Kerr
    President & Chief Executive Officer
    Enerplus Resources Fund

    Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

    %CIK: 0001126874

    /For further information: Investor Relations Department at 1-800-319-6462 or investorrelations(at)enerplus.com./
    (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 19-DEC-07